12TH FLOOR EAST TOWER  |  TWIN TOWERS  |  B-12 JIANGUOMENWAI DAJIE  |  BEIJING  |  100022

WWW.SHEARMAN.COM  |  T +86.10.5922.8000  |  F +86.10.6563.6000

RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

February 22, 2012

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Megan Akst

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation
Form 20-F for the Fiscal Year ended December 31, 2010
Filed May 31, 2011
File No. 000-30698

Dear Ms. Collins:

This letter is in response to your letter dated January 25, 2012, which sets forth the Staff’s comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”) of SINA Corporation (the “Company” or “SINA”).

Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by SINA’s response.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Operating Results, page 56

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MILAN | MUNICH | NEW YORK
PALO ALTO | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

1.                                      We note your response to prior comment 2 where you provide five reasons why the company’s management does not attempt to analyze the performance of your brand advertising business using quantified information about your user base or user traffic.  In an effort to provide your investors with a better understanding of how management analyzes your business and why you do not consider such information meaningful to your current business environment, please revise your disclosures in future filings to include a discussion of such factors as indicated in your response.

As requested by the Staff, SINA will disclose in future filings the reasons why SINA’s management does not provide an analysis of the performance of its brand advertising business using quantified information about its user base or user traffic.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

2.                                      We note your proposed disclosure in response to our prior comment 5 where you include the terms and duration of your Share Transfer Agreements, Loan Repayment Agreements, Exclusive Sales Agency Agreements, and Trademark License Agreements.  However, we are unable to locate agreements by these names in your list of Exhibits.  Please tell us the Exhibit number to which each of these agreements relates or revise accordingly to include such Exhibits.

SINA respectfully submits that the Share Transfer Agreements and Loan Repayment Agreements were not filed as exhibits to the Form 20-F for the following reasons:

•                                          The Share Transfer Agreements, whereby Sina.Com Technology (China) Co. Ltd, or STC, SINA’s wholly owned subsidiary, was granted options to purchase shares in the VIEs, and the Loan Repayment Agreements, whereby parties to the Loan Agreements agreed that the loans under the Loan Agreements shall only be repaid through share transfers, are substantively covered by the Loan Agreements.  Under the Loan Agreements, STC has the right to request repayments of the loans as designated by STC, including through transferring the shares in the respective VIEs to STC.  Therefore, the Share Transfer Agreements and Loan Repayment Agreements do not provide rights in addition to those provided under the Loan Agreements.

•                                          The Share Transfer Agreements and Loan Repayment Agreements were entered into in anticipation of possible changes in applicable PRC laws (which changes are not expected to be implemented in the foreseeable future). SINA respectfully submits that, under current PRC laws, all of its VIEs are fully controlled by SINA pursuant to the Loan Agreements, Agreements on Authorization to Exercise Shareholder’s Voting Power and Share Pledge Agreements, all of which have been filed as exhibits to the Form 20-F.

•                                          SINA proposed to disclose the Share Transfer Agreements and Loan Repayment Agreements in the summary of the VIE agreements to enable investors to better understand the overall VIE structure.  However, the Share Transfer Agreements and Loan Repayment are not individually material to SINA and SINA does not believe it is necessary to include them as exhibits.

SINA respectfully submits that the Exclusive Sales Agency Agreements and Trademark License Agreements were not filed as exhibits to the Form 20-F for the following reasons:

•                                          The Exclusive Sales Agency Agreements and Trademark License Agreements were entered into in anticipation of possible changes in SINA’s business scope and business model, which have not yet been fully implemented and are not expected to be implemented in the foreseeable future.

•                                          The Trademark License Agreements, whereby STC granted the VIEs trademark licenses and each of the licensed VIEs is obligated to pay license fees to STC, are substantively covered by the Exclusive Technical Services Agreements.

•                                          SINA has not generated revenues through the Exclusive Sales Agency Agreements or Trademark License Agreements.  SINA generated substantially all of its revenues through the Exclusive Technical Services Agreements.  Therefore, SINA does not believe that it is necessary to include the Exclusive Sales Agency Agreements and Trademark License Agreements as exhibits.

3.                                      We also note from your response to prior comment 5 that the E-Commerce Cooperation Agreement, Equipment and Leased Line Transfer Agreement, Business Cooperation Agreement, Advertising Production and Technical Services Agreement and the Advertising Publication and Cooperation Agreement have been replaced by and combined into the Exclusive Technical Services Agreements.  Please tell us when these agreements were replaced and explain further the reasons for such change.  Also, please revise to file the Exclusive Technical Services Agreements as an Exhibit to your Form 20-F and revise the list of Exhibits as it relates to the agreements that have been replaced.  In addition, please ensure that your proposed summary of the VIE agreements is updated to reflect this change and provide us with the revised disclosure.

SINA respectfully submits that the E-Commerce Cooperation Agreement, Equipment and Leased Line Transfer Agreement, Business Cooperation Agreement, Advertising Production and Technical Services Agreement and the Advertising Publication and Cooperation Agreement were replaced by and combined into the Exclusive Technical Services Agreements in order to standardize the economic benefit agreements with the VIEs. The Exclusive Technical Services Agreements are substantially the same as the agreements on technical services filed as Exhibits 4.22 - 4.26 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Therefore, SINA does not believe a separate amendment filing is warranted and SINA plans to file the Exclusive Technical Services Agreements as an exhibit to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 in March 2012.

SINA respectfully submits that the proposed summary of the VIE agreements in the response to prior Comment 5 has already reflected this change.

* * * * *

Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

Should you have any questions or additional comments concerning the foregoing, please contact me by telephone at +86-10-5922-8002 (office) or by facsimile at +86-10-6563-6002.  Thank you.

Sincerely,

/s/ Alan D. Seem
Alan D. Seem

cc:	Charles Chao (President and Chief Executive Officer, SINA Corporation)

Herman Yu (Chief Financial Officer, SINA Corporation)

[Letterhead of SINA Corporation]

In connection with the response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated January 25, 2012, SINA Corporation (the “Company”) acknowledges that:

•                                                the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Herman Yu

Herman Yu

Chief Financial Officer